FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  October 2010

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 October 2010

GRUPO FINANCIERO HSBC, S.A. DE C.V.
THIRD QUARTER 2010 FINANCIAL RESULTS - HIGHLIGHTS

•
Net income before tax and before including the undistributed profits of subsidiaries for the nine months to 30 September 2010 was MXN1,325 million, an increase of MXN447 million or 50.9 per cent compared with MXN878 million for the same period in 2009.

•	Net income for the nine months to 30 September 2010 was MXN1,887 million, an increase of MXN324 million or 20.7 per cent compared with MXN1,563 million for the same period in 2009.

•	Total operating income for the nine months to 30 September 2010 was MXN16,016 million, an increase of MXN863 million or 5.7 per cent compared with MXN15,153 million in the same period in 2009.

•	Loan impairment charges for nine months to 30 September 2010 were MXN7,508 million, a decrease of MXN3,908 or 34.2 per cent compared with MXN11,416 million for the same period in 2009.

•
Net loans and advances to customers were MXN152.9 billion at 30 September 2010, an increase of MXN5.4 billion or 3.7 per cent compared with MXN147.5 billion at 30 September 2009. Total impaired loans as a percentage of gross loans and advances to customers improved to 3.6 per cent compared with 5.7 per cent at 30 September 2009.  The coverage ratio was 175.2 per cent compared with 121.3 per cent at 30 September 2009.

•	Deposits were MXN245.8 billion at 30 September 2010, an increase of MXN23.7 billion or 10.6 per cent compared with MXN222.1 billion at 30 September 2009.

•
Return on equity was 5.2 per cent for the nine months to 30 September 2010, compared with 5.6 per cent for the same period in 2009. The decrease in return on equity is largely driven by the capital injection received in December 2009.

•
At 30 September 2010, the bank’s capital adequacy ratio was 15.9 per cent and the tier 1 capital ratio was 12.3 per cent, compared with 13.5 per cent and 9.7 per cent respectively at 30 September 2009.

HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.'s (Grupo Financiero HSBC) primary subsidiary company and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file financial information on a quarterly basis (in this case for the quarter ended 30 September 2010) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Overview

GDP for the third quarter of 2010 recovered strongly, increasing 7.6 per cent year-on-year and 3.2 per cent on a seasonally adjusted quarterly basis. Expectations of a less dynamic US economy pose negative risks for the Mexican industrial sector. Domestically, high unemployment levels, tight credit conditions, and low levels of consumer confidence will likely restrain domestic demand.

2010 inflation forecasts have reduced to 4.5 per cent from 4.9 per cent. As such, it is now expected that the Central Bank will gradually begin to tighten monetary policy in the last quarter of 2011 to 5.0 per cent from the current rate of 4.5 per cent.

Grupo Financiero HSBC continues to focus on its strategy to become the best bank for its clients, shareholders and employees. Asset quality continues to improve as a result of prudent risk management and strengthened collections operations. Capital strength remains a key pillar to support business growth and investments in our branch network and technological infrastructure.

For the nine months to 30 September 2010, Grupo Financiero HSBC's net income was MXN1,887 million, an increase of MXN324 million or 20.7 per cent compared with the same period in 2009. The reduction in loan impairment charges and growth in net income from subsidiaries continue to drive improved results, more than offsetting lower revenues and increased expenses in the bank when compared to the same period in 2009.

Net interest income was MXN14,996 million, a decrease of MXN909 million or 5.7 per cent compared with the same period in 2009. This reduction is driven by lower margins on customer deposits as a result of lower interest rates and lower consumer portfolio volumes, particularly credit cards.

Loan impairment charges were MXN7,508 million, a decrease of MXN3,908 million or 34.2 per cent when compared with the same period in 2009. This reduction is mainly driven by improved credit quality, achieved through tighter origination criteria and enhanced collection practices, particularly in consumer lending. The decrease in loan impairment charges was achieved despite MXN550 million additional reserves for the "Punto Final" programme recognised in July 2010.

Risk adjusted net interest income as of 30 September 2010 was MXN7,488 million, up by MXN2,999 million or 66.8 per cent when compared with MXN4,489 million for the same period in 2009.

Net fee income was MXN5,922 million, a decrease of MXN1,551 million or 20.8 per cent compared with the same period in 2009. Lower credit card fees continue to negatively impact fee income, mainly driven by lower volume. In addition, lower transactional volumes from payments and cash management and ATM transactions have also contributed to the decrease in fee income.

Trading income was MXN1,912 million, a decrease of MXN659 million or 25.6 per cent compared with the same period in 2009. This reduction mostly results from strong performance in foreign exchange in 2009 as a result of greater market volatility. Market conditions have been less volatile in 2010 which have led to lower foreign exchange and debt trading operations, partially offset by an increase in securities sales and derivative trading.

Administrative and personnel expenses were MXN16,894 million, an increase of MXN1,074 million or 6.8 per cent compared with the same period in 2009. This increase is mainly due to higher personnel costs, resulting from increased headcount and increased expenditure related to infrastructure and technology.

Non-banking subsidiaries continue to report solid performance. This was most notable in the insurance company HSBC Seguros, which reported net profit of MXN958 million up by 4.9 per cent compared with the same period in 2009.  This increase is primarily a result of higher earned premiums in individual life products (T-5) and life endowment products, in addition to higher income in the investment portfolio. Results have also benefited from savings from renegotiation of reinsurance contracts for 2010 and tight expense control.

Net loans and advances to customers increased MXN5.4 billion or 3.7 per cent to MXN152.9 billion at 30 September 2010 compared with 30 September 2009. This increase is mainly due to growth in high quality assets, such as loans to financial institutions and government entities.

Total impaired loans decreased by 36.2 per cent to MXN5.8 billion at 30 September 2010 when compared with 30 September 2009, mainly due to a 61.6 per cent reduction in non-performing consumer loans. Total impaired loans as a percentage of gross loans and advances to customers improved to 3.6 per cent from 5.7 per cent at 30 September 2009.

Total loan loss allowances at 30 September 2010 were MXN10.2 billion, a decrease of MXN0.9 billion or 7.9 per cent when compared with 30 September 2009. The total coverage ratio (allowance for loan losses divided by impaired loans) was 175.2 per cent at 30 September 2010, when compared with 121.3 per cent at 30 September 2009.

Total deposits were MXN245.8 billion at 30 September 2010, an increase of MXN23.7 billion or 10.6 per cent when compared with 30 September 2009. This is due to an increased focus on sales and promotion of deposit products. Demand deposits increased MXN29.6 billion or 26.1 percent to MXN143.4 billion and time deposits decreased MXN6.0 billion or 5.8 percent to MXN98.1 billion.

At 30 September 2010, the bank's capital adequacy ratio was 15.9 per cent when compared with 13.5 per cent at 30 September 2009. The tier 1 capital ratio was 12.3 per cent when compared with 9.7 per cent at 30 September 2009.  This increase is primarily the result of the MXN8,954 million capital injection received in the fourth quarter of 2009.

Business Highlights

Personal Financial Services (PFS)

During the third quarter of the year, PFS increased product penetration and cross selling to the current customer base.  In addition special focus was given to promoting products to the affluent segment.

As a sign of success in our strategy to improve the customer experience, our flagship deposit account products "Flexible" and "Nomina" received the highest ranking by the Commission for Financial Services Users Protection -  (CONDUSEF) for transparency and quality of information provided to customers.

Payroll accounts continue to grow as a result of further product enhancements and nationwide advertising campaigns.

Despite a contraction in the consumer lending market, several strategies were deployed to promote our consumer products. Some of the promotions implemented for credit cards include instalments on all purchases, back-to-school offers, balance transfers, preferential interest rates and convenience cheque cash advances. In July 2010, the Advance Visa credit card was launched in order to provide our new Advance segment customers with a superior credit card proposition.

For consumer loans, we have deployed large scale marketing campaigns and targeted direct mail marketing campaigns for payroll and personal loan customers. In August 2010, record sales were achieved in payroll and personal loans. Special focus has also been given to improving customer sales experience through simplified ATM screens to facilitate payroll and personal loan disbursements.

New wealth management product offerings have been made available for our more affluent customers, such as our enhanced range of mutual funds.  All of our mutual funds can now also be purchased direct through internet banking.

Commercial Banking

Deposits and loans grew by 14 per cent and 39 per cent respectively when compared to 30 September 2009.

Our specialised Business Banking sales force is now nationwide and enhancements to the "Credito a Negocios" product have increased credit applications by 100 per cent.

During this quarter we have supported our corporate clients with integrated foreign exchange and treasury solutions and structured finance products. The latter has contributed to our strategy to be a Leading International Business partner.

The States and Municipalities credit portfolio has increased 43 per cent. The increase in credit has leveraged a deposit growth of 29 per cent compared with the third quarter of 2009.

Global Banking and Markets

Global Markets reported strong results for the nine months to 30 September 2010, with the third quarter being the strongest reporting period to date.

Balance Sheet Management continued to benefit from prudent interest rate positioning. Year to date trading results, although encouraging, continue to be lower when compared to 30 September 2009. The bank continued to strengthen its presence in the local market, evidenced by improved rankings and market share in Interest Rates and Foreign Exchange products.

Debt Capital Markets continued to support the growth of local debt markets through active involvement in first-of-its kind transactions, and introducing new asset classes such as the State of Mexico's securitisation of future real estate registry revenue. The bank continues to consolidate its position as a leading underwriter in Mexico by maintaining its second position in the local debt issuance league tables.

The Global Banking business continued to grow in line with its strategy. A recent example of connectivity between the local and HSBC New York based Global Banking teams was the referral of a transaction for one of the world's largest wireless telecom providers, involving the issuance of an inaugural fixed income bond denominated in Euro and Sterling, which provided a new funding source for the company.

Advisory deals have been executed successfully in a joint effort with the HSBC Global Banking business worldwide. For example, HSBC acted as an exclusive financial and M&A advisor in an important acquisition with a company dedicated to the production and distribution of soft drinks. The bank also acted as arranger in a senior unsecured term loan for a branded consumer food company to acquire a leading value brand company in the packaged meat sector in the US. These transactions set a precedent for future offerings of alternative funding options to our clients.

About HSBC

Grupo Financiero HSBC, S.A. de C.V. is one of the leading financial groups in Mexico with 1,187 branches, 6,503 ATMs, approximately eight million total customer accounts and more than 20,000 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa and assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

For further information contact:

London
Brendan McNamara	Alastair Brown
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7991 0655	Telephone: +44 (0)20 7992 1938

Mexico City
Lyssette Bravo	Yordana Aparicio
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 2888	Telephone: +52 (55) 5721 5192

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	30 Sep	30 Sep	30 Sep	30 Sep
	2010	2009	2010	2009
Assets

Cash and deposits in banks	70,238	60,387	70,238	60,387

Margin accounts	2	3,685	2	3,685

Investment in securities	148,262	116,290	146,757	115,616
Trading securities	46,681	60,071	46,020	59,870
Available-for-sale securities	93,360	47,450	92,516	46,977
Held to maturity securities	8,221	8,769	8,221	8,769

Repurchase agreements	-	3,500	-	3,500

Derivative transactions	35,337	31,865	35,337	31,865

Performing loans
Commercial loans	73,610	72,034	73,610	72,034
Loans to financial intermediaries	11,948	7,008	11,948	7,008
Consumer loans	27,076	32,734	27,076	32,734
Mortgage loans	19,302	19,834	19,302	19,834
Loans to government entities	25,343	17,807	25,343	17,807
Total performing loans	157,279	149,417	157,279	149,417
Impaired loans
Commercial loans	1,809	2,153	1,809	2,153
Consumer loans	1,826	4,756	1,826	4,756
Mortgage loans	2,176	2,200	2,176	2,200
Total impaired loans	5,811	9,109	5,811	9,109
Gross loans and advances to customers	163,090	158,526	163,090	158,526
Allowance for loan losses	(10,179)	(11,051)	(10,179)	(11,051)
Net loans and advances to customers	152,911	147,475	152,911	147,475
Benefits to be received from trading operations	-	168	-	168
Other accounts receivable	45,039	16,845	44,931	16,615
Foreclosed assets	167	164	167	164
Property, furniture and equipment, net	7,932	6,721	7,932	6,714
Long-term investments in equity securities	4,656	4,000	119	127
Deferred taxes	4,023	4,168	4,088	4,228
Goodwill	2,749	2,749	-	-
Other assets, deferred charges and intangibles	4,725	2,602	4,623	2,522
Total assets	476,041	400,619	467,105	393,066

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Balance Sheet
(continued)

	GROUP		BANK
Figures in MXN millions	30 Sep	30 Sep	30 Sep	30 Sep
	2010	2009	2010	2009
Liabilities
Deposits	245,789	222,147	245,986	222,269
Demand deposits	143,404	113,750	143,601	113,872
Time deposits	98,123	104,136	98,123	104,136
Issued credit securities	4,262	4,261	4,262	4,261

Bank deposits and other liabilities	13,869	23,029	13,869	23,029
On demand	3,000	-	3,000	-
Short-term	9,282	21,629	9,282	21,629
Long-term	1,587	1,400	1,587	1,400

Repurchase agreements	42,476	32,612	42,476	32,612
Settlement accounts	10,606	161	10,606	161
Collateral sold	4,415	6,697	4,415	6,697
Derivative transactions	38,175	31,621	38,175	31,621

Other payable accounts	59,977	36,346	59,741	35,972
Income tax and employee profit sharing payable	1,149	1,742	1,001	1,587
Sundry creditors and other accounts payable	58,828	34,604	58,740	34,385

Subordinated debentures outstanding	10,074	9,655	10,074	9,655

Deferred taxes	724	538	724	538

Total liabilities	426,105	362,806	426,066	362,554

Equity
Paid in capital	32,678	23,725	25,605	16,623
Capital stock	9,434	8,452	5,087	4,334
Additional paid in capital	23,244	15,273	20,518	12,289

Other reserves	17,253	14,083	15,431	13,886
Capital reserves	1,726	1,648	14,449	14,313
Retained earnings	13,058	11,582	-	-
Result from the mark-to-market of available-for-sale securities	890	(490)	750	(593)
Result from cash flow hedging transactions	(308)	(220)	(308)	(220)
Net income	1,887	1,563	540	386
Minority interest in capital	5	5	3	3
Total equity	49,936	37,813	41,039	30,512
Total liabilities and equity	476,041	400,619	467,105	393,066

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Balance Sheet
(continued)

	GROUP		BANK
Figures in MXN millions	30 Sep	30 Sep	30 Sep	30 Sep
	2010	2009	2010	2009
Memorandum Accounts

Guarantees granted	21	31	21	31
Contingent assets and liabilities	119	124	119	124
Irrevocable lines of credit granted	17,785	11,850	17,785	11,850
Goods in trust or mandate	282,699	249,973	282,699	249,973
Goods in custody or under administration	265,633	204,931	260,522	200,803
Collateral received by the institution	12,730	14,844	8,432	10,198
Collateral received and sold or delivered as guarantee	12,037	11,342	7,739	6,697
Third party investment banking operations, net	51,096	56,489	51,096	56,489
Other control accounts	1,925,633	1,610,312	1,884,434	1,572,110
	2,567,753	2,159,896	2,512,847	2,108,275

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	30 Sep	30 Sep	30 Sep	30 Sep
	2010	2009	2010	2009
Interest income	21,007	24,219	20,972	24,118
Interest expense	(6,011)	(8,314)	(6,005)	(8,163)
Net interest income	14,996	15,905	14,967	15,955

Loan impairment charges	(7,508)	(11,416)	(7,508)	(11,416)
Risk-adjusted net interest income	7,488	4,489	7,459	4,539

Fees and commissions receivable	6,971	8,206	6,271	7,524

Fees payable	(1,049)	(733)	(1,020)	(725)

Trading income	1,912	2,571	1,905	2,565

Other operating income	694	620	694	620

Total operating income	16,016	15,153	15,309	14,523

Administrative and personnel expenses	(16,894)	(15,820)	(16,795)	(15,449)

Net operating income	(878)	(667)	(1,486)	(926)

Other income	3,096	2,571	3,201	2,440
Other expenses	(893)	(1,026)	(838)	(1,023)
Net other income	2,203	1,545	2,363	1,417
Net income before taxes	1,325	878	877	491

Income tax and employee profit sharing tax	(684)	(2,514)	(543)	(2,372)
Deferred income tax	228	2,221	197	2,241
Net income before subsidiaries	869	585	531	360

Undistributed income from subsidiaries	1,010	979	0	27
Income from ongoing operations	1,879	1,564	531	387

Minority interest	8	(1)	9	(1)

Net income	1,887	1,563	540	386

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Changes in Shareholders' Equity

GROUP
	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN million
Balances at 1 January 2010	32,678	1,648	11,582	(76)	(400)	1,554	3	46,989

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	78	1,476	-	-	(1,554)	-	-
Total	-	78	1,476	-	-	(1,554)	-	-

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	1,887	2	1,889
Result from valuation of available- for-sale securities	-	-	-	966	-	-	-	966
Result from cash flow hedging transactions	-	-	-	-	92	-	-	92
Total	-	-	-	966	92	1,887	2	2,947
Balances at 30 September 2010	32,678	1,726	13,058	890	(308)	1,887	5	49,936

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Changes in Shareholders' Equity
(continued)

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2010	25,605	14,313	-	(160)	(400)	136	3	39,497

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	136	-	-	-	(136)	-	-
Total	-	136	-	-	-	(136)	-	-

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	540	-	540
Result from valuation of available-for-sale securities	-	-	-	910	-	-	-	910
Result from cash flow hedging transactions	-	-	-	-	92	-	-	92
Total	-	-	-	910	92	540	-	1,542
Balances at 30 September 2010	25,605	14,449	-	750	(308)	540	3	41,039

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	30 Sep 2010

Net income	1,887
Adjustments for items not involving cash flow:	6,354
Gain or loss on appraisal of activities associated with investment & financing	(1,669)
Allowances for loan losses	7,534
Depreciation and amortisation	1,021
Income tax and deferred taxes	456
Undistributed income from subsidiaries	(988)

Changes in items related to operating activities:
Investment securities	(14,054)
Repurchase agreements	1,593
Derivative (assets)	(10,275)
Loan portfolio	(10,914)
Foreclosed assets	(19)
Operating assets	(37,331)
Deposits	7,250
Bank deposits and other liabilities	(10,987)
Creditors repo transactions	17,974
Collateral sold or delivered as guarantee	(1,890)
Derivative (liabilities)	11,043
Subordinated debentures outstanding	(147)
Other operating liabilities	44,894
Funds provided by operating activities	(2,863)

Investing activities:
Acquisition of property, furniture and equipment	(1,434)
Intangible assets acquisitions	(2,028)
Funds used in investing activities	(3,462)

Financing activities:
Increase in cash and equivalents	1,916
Cash and equivalents at beginning of period	68,322
Cash and equivalents at end of period	70,238

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Cash Flows
(continued)

BANK

Figures in MXN millions	30 Sep 2010

Net income	540
Adjustments for items not involving cash flow:	7,252
Gain or loss on appraisal of activities associated with investment & financing	(1,667)
Allowances for loan losses	7,534
Depreciation and amortisation	1,021
Income tax and deferred taxes	346
Undistributed income from subsidiaries	18

Changes in items related to operating activities:
Investment securities	(13,830)
Repurchase agreements	1,593
Derivative (assets)	(10,339)
Loan portfolio	(10,914)
Foreclosed assets	(19)
Operating assets	(37,311)
Deposits	7,260
Bank deposits and other liabilities	(10,987)
Creditors repo transactions	17,932
Collateral sold or delivered as guarantee	(1,890)
Derivative (liabilities)	11,043
Subordinated debentures outstanding	(147)
Other operating liabilities	45,180
Funds provided by operating activities	(2,429)

Investing activities:
Acquisition of property, furniture and equipment	(1,432)
Intangible assets acquisitions	(2,015)
Funds used in investing activities	(3,447)

Financing activities:
Increase in cash and equivalents	1,916
Cash and equivalents at beginning of period	68,322
Cash and equivalents at end of period	70,238

Grupo Financiero HSBC, S.A. de C.V.	Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the parent of Grupo Financiero HSBC S.A. de C.V. reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC S.A. de C.V. from Mexican GAAP to IFRS for the nine months to 30 September 2010 and an explanation of the key reconciling items.

30 Sep
Figures in MXN millions	2010

Grupo Financiero – Net Income Under Mexican GAAP	1,887

Differences arising from:

Valuation of pensions and post retirement healthcare benefits W	60
Acquisition costs relating to long-term investment contracts W	(26)
Deferral of fees received and paid on the origination of loans	29
Recognition and provisioning for loan impairments W	1,274
Purchase accounting adjustments W	(15)
Recognition of the present value in-force of long-term insurance contracts W	(11)
Other W	257
Net income under IFRS	3,455
US dollar equivalent (millions)	272
Add back tax expense	877
Profit before tax under IFRS	4,332
US dollar equivalent (millions)	341
Exchange rate used for conversion	12.71

W Net of tax at 30 per cent.

Summary of key differences between Grupo Financiero's results as reported under Mexican GAAP and IFRS

Valuation of pensions and post retirement healthcare benefits
Mexican GAAP
Obligations are recognised in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method and real interest rates.
Unrecognised past service costs are amortised on an estimated service life of the employees.

IFRS
Obligations are recognised in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method.
Actuarial gains and losses are recognised in stockholders equity as they arise.
Unrecognised past service costs are recognised in the Income Statement as they arise.

Acquisition costs of long-term investment contracts
Mexican GAAP
All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

IFRS
Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on origination of loans
Mexican GAAP
All fees received on loan origination are deferred and amortised over the life of the loan using straight line method. However, this policy was introduced 1 January 2007, all fees having previously been recognised up front.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for under the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish authorised methodologies for determining the amount of provision for each type of loan.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

•
When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.

•	In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loans current carrying value.

Purchase accounting adjustments
Purchase accounting adjustments arose from the valuation of assets and liabilities on acquiring Grupo Financiero Bital in November 2002 under IFRS. Under Mexican GAAP, a different valuation methodology is applied.

Recognition of present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 29 October, 2010